Mail Stop 3561

      							July 29, 2005

VIA INTERNATIONAL MAIL AND FAX  011-852-2121-3205

Mr. Tong Jilu
Chief Financial Officer
China Unicom Limited
75th Floor, The Center
99 Queen`s Road Central
Hong Kong

	Re:	China Unicom Limited
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 28, 2005
		File No.  1-15028

Dear Mr. Jilu:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F for Fiscal Year Ended December 31, 2004

Interconnection Agreements, pages 63-64.

1. We note your disclosure that you collect the tariff from your subscribers and keep or pay RMB0.06 per minute, depending on which network a call terminates. Tell us and disclose your liability to fixed line operators if the tariff is uncollectible. Additionally disclose your basis for the measurement and recognition of the interconnection charge, including the terms of the interconnection settlements and how they are accounted for in the financial statements.

2. Tell us, and disclose, if the interconnection settlement agreements require fixed line operators to pay you the interconnection fees, if they are unable to collect the tariff from their subscribers.

Contractual Obligations and Commercial Commitments, page 97.

3. It appears that your tabular contractual obligations exclude any liability for interest payments. Please include in the table, or provide in the footnotes supplemental information regarding fixed interest payments that you are required to make in connection with your contractual obligations. Refer to our Final Rule: Disclosure in
Management`s Discussion and Analysis at
http://www.sec.gov/rules/final/33-8182.htm.

32. Leasing of CDMA Network Capacity, page F-67.

4. We note that you accounted for the CDMA Network Capacity
Agreement
as an operating lease. Tell us your consideration of paragraph 7 of
SFAS 13.

37. Events After Balance Sheet, page F-75

	(b) New connected transaction agreements

(i) New CDMA Lease, page F -75.

5. Tell us you accounted for the new CDMA Lease and your basis in the accounting literature.

6. We note that the constructed capacity related costs are borne by both you and Unicom New World. Tell us your consideration of SAB
Topic 5T.


(ii) New Comprehensive Operator Services Agreement, page F-75.

7. Considering that most of the value-added service revenue is allocable to, and retained by, New Guoxin, tell us how you have accounted for the subject revenue and your consideration of EITF F 99-19.

40. Significant Differences Between HK GAAP and US GAAP, page F-
76.

	(H) Impairment of goodwill and long-lived assets

			(ii) Long-lived assets, page F-79.

8. It appears that you accounted for the sale of the paging business as a distribution to owners in a spin-off as addressed in paragraph
29 of SFAS 144. However, in view of the consideration that you received for the disposal of the business, the transaction does not seem to be analogous to a spinoff and the cited guidance does not seem to be applicable. Please advise or revise.

9. We note in this section and on page 86 that you accounted for the loss on the sale of Guoxin Paging in discontinued operations under US
GAAP. In view of your revenue sharing arrangement and other continuing agreements with Guoxin Paging following its sale, tell us how you met the test for reporting discontinued operations under paragraph 42 of SFAS 144. Additionally tell us the significance of continuing cash flows from your transactions with Guoxin Paging.

10. Refer to page 113. Tell us the nature of the conditions in the
"conditional" sale and purchase agreement with respect to Guoxin Paging. Please disclose the warranties given by CUCL to the A Share
Company in relation to Guoxin Paging and how you accounted for these warranties in the financial statements. Refer to paragraphs 13 and
14 of FIN 45.

11. Supplementally confirm to us that in 2003, you recorded an additional impairment loss related to the fixed assets of the paging business in the amount of RMB 528 million which is included in your operating income separately from the loss on sale of discontinued operation.

12. Please clarify the discrepancies in the impairment disclosures on pages 77 and 83. On page 77, you disclosed that it was not necessary to make an additional impairment provision for 2002 and that the amount of impairment loss recorded for 2003 was RMB 528 million. However, in the table on page 83, you listed impairment losses of RMB
116 million and RMB 557 million for the Paging Business, for 2002 and
2003, respectively.


Consolidated Statements of Income, page F-87

13. We note that depreciation and amortization may include costs related to assets used to generate revenues. Please tell us your consideration of SAB Topic 11(b) and include a revised presentation in Note 40.

Item 15. Controls and Procedures, page 140.
Part I, Item 15. Disclosure Controls and Procedures, page 139

14. We note your statement that your certifying officers concluded your disclosure controls and procedures were "adequate." In light of your described material weakness in internal control over financial reporting, please confirm to us in your response letter that your officers` use of the term "adequate" here denotes a standard that is not lower than "effective" for Item 15(a) purposes and that they considered the material weakness in making their conclusion.
Also,
please tell us why you have used the phrase "subject to the full implementation of the measures discussed above" here and whether it is a qualification to the officers` effectiveness conclusion.

In future filings and to minimize confusion about your officers`
Item
15(a) conclusion, please consider plainly stating, if true, that your disclosure controls and procedures were effective.

15. Please note that Item 15(d) requires you disclose any change, not just significant ones, in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Therefore, confirm to us in your response letter that you have described all changes in your internal control over financial reporting that occurred during the period covered by the Form 20-F that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your response letter via EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Tong Jilu
China Unicom Limited
July 29, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE